VOYA LETTERHEAD

LAW / PRODUCT FILING UNIT
ONE ORANGE WAY, C2N
WINDSOR, CT 06094-4774

PETER M. SCAVONGELLI

SENIOR COUNSEL

PHONE:  (860) 580-1631  |  EMAIL:  PETER.SCAVONGELLI@VOYA.COM

April 19, 2022

BY EDGARLINK

Ms. Jaea Hahn, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, NE

Washington, DC 20549

Re:

Voya Retirement Insurance and Annuity Company

Variable Annuity Account C

Post-Effective Amendment No. 67 to Registration Statement on Form N-4

Prospectus Title:  State University of New York Defined Contribution Retirement Plan

File Nos.:  033-81216 and 811-02513

Ms. Hahn:

On behalf of Voya Retirement Insurance and Annuity Company (the "Company") and its Variable Annuity Account C (the "Account") we are responding to your comments conveyed to us over the telephone on April 8, 2022, in relation to the Post-Effective Amendment No. 67 (“PEA No. 67”) to the Registration Statement filed under Rule 485(a) of the Securities Act of 1933 (the “1933 Act”) on February 28, 2022. The following summarizes your comments, and our responses to those comments.

Comment #1:  On the facing page of the Registration Statement “immediately” was checked off.  Since these are 485(a) filings, 60 days after filing should have been checked.

Response #1:  We will remember to check off the correct box for all future 485(a) filings.

Comment #2:  On the bottom of the facing page, you are no longer required to include the “Title of Securities Being Registered.”

Response #2:  We have made this revision as a global change as requested.

Comment #3:  Disclosure on the first page of the prospectus says there are three classes of contracts but should there be four?

Response #3:  There are three classes of contracts, we will revise the language to make it clearer.

Comment #4:  On the cover page of the prospectus, the reference to participant’s certificate should be changed to “participant’s contract. If it is a certificate, define it in the glossary.

Response #4:  We have made the revision as requested.

PLAN | INVEST | PROTECT	Voya Logo

U.S. Securities and Exchange Commission

Comment #5:  In the Charges for Early Withdrawals section under the KEY INFORMATION table, define the term “Installment Purchase Payment” in the GLOSSARY. Also define charges for early withdrawal payments and show the $100,000 maximum charge.

Response #5:  We have removed all references to Installment Purchase Payment Contracts in the prospectus and now refer to Contracts that permit installment Purchase Payments, which are terms already defined in the Glossary.  Also, we will define charges for early withdrawal payments and show the $100,000 maximum charge.

Comment #6:  In the Charges for Early Withdrawals section under the KEY INFORMATION table, clarify the reference to Purchase Payment contracts.

Response #6: We have removed all references to Installment Purchase Payment Contracts in the prospectus and now refer to Contracts that permit installment Purchase Payments, which are terms already defined in the Glossary.

Comment #7:  In the Ongoing Fees and Expenses section of the KEY INFORMATION table, missing bullets for least expensive combination of benefits under Lowest Annual Cost Estimate and most expensive combination of benefits under Highest Annual Cost Estimate.

Response #7:  We have made this revision as requested.

Comment #8:  In the Risk of Loss section of the KEY INFORMATION table, delete either “You” or “An.”

Response #8:  We have deleted “You” in this section.

Comment #9:  In the KEY INFORMATION table add the following language “financial strength and” to the two sentences in the Insurance Company Risks subsection. Also include the phone number for customer Service

Response #9:  We have made these revisions as a global change where applicable.

Comment #10:  In OVERVIEW OF THE CONTRACT section clarify references to multiple Contracts and classes of contract and clarify who can buy them.

Response #10:  We have made the revisions as requested.

Comment #11:  In the Chargers for Advisory Services subsection under the OVERVIEW OF THE CONTRACT section, include reduction of death benefits language.

Response #11:  We have made this revision as requested.

Comment #12:  In the Transaction Expenses subsection of the FEE TABLE section, reconcile the last sentence in footnote 4 where is it mentions the charge may be waived/reduced. Generally, the charge may be waived/reduced, but disclosure in the KEY INFORMATION table talks about settlement agreement with NY state attorney general.

Response #12:  We have deleted the last sentence in footnote 4.

U.S. Securities and Exchange Commission

Comment #13:  In the Transaction Expenses subsection of the FEE TABLE section, move the Loan Interest Rate Spread and the Annual Loan Administration Fee to the Annual Contract Expenses subsection.

Response #13:  We have made this revision as requested.

Comment #14:  In the Annual Contract Expenses subsection of the FEE TABLE section, confirm it shows maximum fees.  Some look like current fees rather than maximum fees.

Response #14:  We are showing the maximum fees in the Annual Contract Expenses.

Comment #15:  In the Annual Contract Expenses subsection of the FEE TABLE section, need to match up the maximum base contract expense with the maximum expense in the KEY INFORMATION table.

Response #15:  We have made this revision as requested.

Comment #16:  The expenses in the Current Separate Account Annual Expenses under the FEE TABLE need to be consolidated and included in the base contract.

Response #16:  We have made this revision as requested.

Comment #17:  Confirm the Optional Endorsement Charges under the FEE TABLE is optional.

Response #17:  The Optional Endorsement Charges is optional.

Comment #18:  Need to show two Examples for each class of contract under the FEE TABLE.

Response #18:  We have made this revision as requested.

Comment #19:  In the PRINCIPAL RISKS OF INVESTING IN THE CONTRACT section, add fixed account risk and an advisory fee risk if applicable.

Response #19:  We have made this revision as requested.

Comment #20:  In THE COMPANY section delete the defined term.

Response #20:  We have made this revision as requested.

Comment #21:  In The Variable Investment Options  subsection under THE INVSTMENT OPTIONS section, add a link to the website .

Response #21: We have made this revision as requested.

Comment #22:  In THE INVESTMENT OPTIONS section delete the following language “and to help us manage the risks associated with providing certain guarantees under the Contract” from the first sentence of the Funds With Managed Volatility Strategies subsection.

Response #22:  We have made this revision as requested.

U.S. Securities and Exchange Commission

Comment #23:  In THE INVESTMENT OPTIONS section delete the entire Insurance-Dedicated Fund subsection and delete the entire Possible Conflicts of Interest subsection.

Response #23:  We have made these revisions as requested.

Comment #24:  In the Transaction Fees subsection of the CHARGES AND FEES section the reference to “installment Purchase payment contract” should be explained and consider adding to the GLOSSARY.

Response #24:  We have made this revision as requested.

Comment #25:  The maximum MGWB Endorsement Charge looks different than what is in the FEE TABLE, so please reconcile.

Response #25:  We have made this reconciliation as requested.

Comment #26:  In the Charges for Advisory Services subsection of the CHARGES AND FEES section explain how a Contract Owner can terminate the advisory services.

Response #26:  We have added the following language explain how the Contract Owner could terminate the advisory services “Consequently, if you wanted to terminate your advisory arrangement you would need to contact your financial adviser.”

Comment #27:  Under THE CONTRACT section, delete what is duplicated.

Response #27:  We have made this revision as requested.

Comment #28:  In the Accumulation Unit Value subsection under THE CONTRACT section, disclose that the deduction of advisory fees can result in cancellation of units.

Response #28:  We have made the disclosure as requested.

Comment #29: In the BENEFITS AVAILABLE UNDER THE CONTRACT section, the following benefits should be standard and not optional benefits: Asset Rebalancing Program, Systematic Distribution Options, and Loans.

Response #29:  We have made these revisions as requested.

Comment #30:  In the Deduction of Advisory Fees from Participant Account benefit under the BENEFITS AVAILABLE UNDER THE CONTRACT table, indicate whether the fee for advisor services can be treated as a withdrawal under the Contract

Response: #30:  We have indicated that the fee for advisory services may be treated as a withdrawal upon proper authorization.

Comment #31: In the CONTRACT PURCHASE AND PARTICIPATION section, delete the entire Factors to Consider in the Purchase Decision subsection.

Response #31:  We have made this revision as requested.

U.S. Securities and Exchange Commission

Comment #32:  In APPENDIX A: FUNDS AVAILABLE UNDER THE CONTRACT, delete the last sentence in the first paragraph.

Response #32:  We have made this revision as a global change as requested.

Comment #33:  In APPENDIX B:  GUARANTEED ACCUMULATION ACCOUNT, change “will” to “was” in the first sentence.

Response #33:  We have made this revision as requested.

Comment #34:  In APPENDIX C:  FIXED ACCOUNT (Available through SUNY Voluntary Plan Contracts), indicate the insurer-related risks associated with amounts paid to this General Account option.

Response #34:  We added the following language regarding the General Account:  “All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability and financial strength of the Company and our General Account. We have made this revision as a global change in the Fixed Interest Option appendices where applicable.

Comment #35:  Add the following sentence to the second paragraph in APPENDIX C:  FIXED PLUS ACCOUNT (Available through SUNY Voluntary Plan Contracts) “The Fixed Plus Account is not registered as an investment company under the 1940 Act.”

Response #35:  We have made this revision as a global change in the Fixed Interest Option appendices where applicable.

Comment #36:  In the Interest Rates subsection under the Fixed Interest Option appendices, explain how a Contract Owner may obtain current rates.

Response #36:  We have made this revision as a global change where applicable.

Comment #37:  In the Statement of Additional Information delete the SEC’s website.

Response #37:  We have made this revision as requested.

Comment #38:  In PART C of the Registration Statement, hyperlink the agreements in the Exhibits table; change the heading in Item 34 from “Undertakings” to “Fee Representation” and delete the word “By:” from Charles P. Nelson’s signature block on the SIGNATURES page.

Response #38:  We have made these revisions as global changes.

Comment #39:  Why is the ISP 54 pages long?

Response #39:  We have reduced the page numbers by deleting the fund lists that shouldn’t be in the ISP.

Comment #40:  Fix the legend on the first page of the ISP; include the website where the ISP can be obtained; add disclosure if advisor sold; carry over changes from the KEY INFORMATION table in the prospectus to the table in the ISP; correct fees and expenses; the Benefits Available Under the Contract table should look the same as the BENEFITS AVAILABLE UNDER THE CONTRACT table in the prospectus and delete last sentence in the first paragraph of the APPENDIX: FUNDS AVAILABLE UNDER THE CONTRACT.

Response #40:  We have made these revisions as requested.

U.S. Securities and Exchange Commission

If you have any questions, please call the undersigned at 860-580-1631.

Sincerely,

/s/ Peter M. Scavongelli

Peter M. Scavongelli